

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2012

Via E-mail
Geoffrey G. Jervis
Chief Financial Officer
Capital Trust, Inc.
410 Park Avenue, 14th Floor
New York, NY 10022

> **Re:** **Capital Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2012**
> **File No. 001-14788**

Dear Mr. Jervis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please separately present the proposal to approve the new management agreement. Refer to Item 14a-4(a)(3).

We may compete with existing…, page 15

2. Please include more detailed disclosure regarding the number and size of entities affiliated with the New CT Manager that have a similar investment strategy as the company and will therefore compete with the company.

New Management Agreement, page 63

3. Please revise to disclose the persons that will serve as executive officers of the company assuming approval of the new management agreement. To the extent these persons are

not currently executive officers of the company, please include information regarding such persons consistent with Item 401 of Regulation S-K. In addition, please disclose the executive officers of the New CT Manager and identify the persons that will be making investment decisions on behalf of the company. Please provide a summary of this disclosure in the Q&A and/or summary section.

4. In order to assist shareholders in evaluating the difference between the current internalized cost structure and the cost structure in the event the management agreement is approved, please disclose the total amount of fees, including base and incentive fees that would have been paid in 2011 and in 2012 year to date assuming the new management agreement was in effect. Please clarify in this discussion that these amounts do not include amounts that would have been paid pursuant to the reimbursement provisions of the agreement. Please provide a summary or cross-reference to this disclosure in the Q&A and/or summary section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3852 if you have questions regarding these comments.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc:　　Michael L. Zuppone
　　　　Paul Hastings LLP